Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of our report dated August 10, 2021, with respect to the combined carve-out balance sheet of the Electronics & Software Segment of Communications Systems, Inc. as of December 31, 2020, and the related combined carve-out statements of operations, changes in net investment, and cash flows for the year then ended, and the related notes to the combined carve-out financial statements (collectively, the "combined carve-out financial statements"), in the Form 8-K/A of Lantronix, Inc. Our report dated August 10, 2021 relating to the combined carve-out financial statements contains an emphasis-of-matter paragraph that states that the accompany combined carve-out financial statements reflect the assets, liabilities, revenue, and expenses directly attributable to the carved out entities as well as allocations deemed reasonable by management.

/s/ Baker Tilly US, LLP

Minneapolis, Minnesota

August 10, 2021